UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*
LEGACY BANCORP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
52463G 10 5
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Legacy Banks Employee Stock Ownership Plan 04-1180020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE ORGANIZATION

	Commonwealth of Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		549,793

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		245,167

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		794,960

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	794,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1% of 8,734,712 shares of Common Stock outstanding as of December 31, 2009.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP

Item 1(a). Name of Issuer
     Legacy Bancorp, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
99 North Street
Pittsfield, MA 01201
Item 2(a). Name of Person Filing
     The Legacy Banks Employee Stock Ownership Plan
Item 2(b). Address of Principal Business Office or, if none, Residence
99 North Street
Pittsfield, MA 01201
Item 2(c). Citizenship
     Commonwealth of Massachusetts
Item 2(d). Title of Class of Securities
     Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number
     52463G 10 5

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:
(f) ☑ An employee benefit plan or endowment fund in accordance with Section 240.13d- 1(b)(1)(ii)(F).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

794,960

(b)	Percent of class:

9.1% of 8,734,712 shares of Common Stock outstanding as of December 31, 2009.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

549,793
(ii)	Shared power to vote or to direct the vote:
245,167
(iii)	Sole power to dispose or to direct the disposition of:
794,960
(iv)	Shared power to dispose or to direct the disposition of:
0
Item 5. Ownership of Five Percent or Less of a Class:
     Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
     Not Applicable
Item 8. Identification and Classification of Members of the Group:
     Not Applicable
Item 9. Notice of Dissolution of Group:
     Not Applicable
Item 10. Certification:
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11 , 2010 Date

/s/ Linda Shultz
Signature

Linda Shultz

First Bankers Trust Services, Inc. Trustee